Exhibit 11.1

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2008	2007	2008	2007
Net Income (loss)	$(696,789)	$360,183	$(2,218,830)	$(1,235,422)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,835,922	3,802,589	3,828,461	3,776,765
Assumed conversion of stock options	--	--	--	--

Weighted average common shares
outstanding (diluted)	3,835,922	3,802,589	3,828,461	3,776,765

Basic and diluted income (loss) per share	$(0.18)	$0.09	$(0.58)	$(0.33)

All outstanding options to purchase shares of common stock for above periods were excluded from the income (loss) per common share calculations as they were non-dilutive.